

Mail Stop: 3561

December 22, 2016

Via E-Mail
Mr. Andrew Elinesky
Chief Executive Officer
McEwen Mining Inc.
150 King Street West
Suite 2800
Toronto, Ontario
Canada M5H 1J9

> **Re:** **McEwen Mining Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 001-33190**

Dear Mr. Elinesky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Gold Bar project, page 30 and 58

1. We note your disclosure of measured, indicated and inferred resources in your sections describing the Gold Bar and Afgan-Kobeh properties. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all resource disclosure from your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Non-GAAP Financial Performance Measures</u>
<u>Earnings (Loss) from Mining Operations, page 61</u>

2.   Please tell us how the non-GAAP measure of "consolidated earnings from mining operations" reconciles to the most directly comparable GAAP financial measure presented. Please refer to the guidance in Item 10(e) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joanna Lam at (202) 551-3476 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer at (202) 551-3718 with questions on engineering related matters.

                                        Sincerely,

                                        /s/Craig Arakawa

                                        Craig Arakawa
                                        Branch Chief
                                        Office of Beverages, Apparel, and
                                        Mining